EXHIBIT 99.1

China Lodging Completes Transaction With Crystal Orange Hotels

SHANGHAI, China, May 29, 2017 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging”, or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced that its wholly-owned subsidiary China Lodging Holdings (HK) Limited had completed the transaction with the shareholders of Crystal Orange Hotel Holdings Limited (“Crystal Orange”) to acquire all of the equity interests of Crystal Orange for an initial aggregate consideration of approximately RMB3.65 billion (the “Transaction”) on May 25, 2017. The Transaction has obtained approval from the Antitrust Bureau of Ministry of Commerce of China.

Upon closing, Crystal Orange’s hotel business has become part of China Lodging’s network. This important strategic acquisition will combine Crystal Orange’s unique positioning with China Lodging’s extensive coverage and strong development capability in China.

“We value Crystal Orange’s brand recognition and postmodern design. Their style and positioning match perfectly with China Lodging’s philosophy and brand portfolio. This transaction enables both companies to offer their members more choices and further strengthens China Lodging’s leading position as one of the largest hotel groups in China,” said China Lodging’s Chief Executive Officer, Ms. Jenny Zhang.

China Lodging’s management will revise the full year 2017 guidance taking into consideration the financial impact of the Transaction. More details on the financial impact of the Transaction and revised full year 2017 guidance will be provided on the Company’s earnings call for the second quarter of 2017. During the earnings call for the first quarter of 2017, the Company revised up its 2017 full year guidance for net revenues growth to 10% to 13% year-over-year, which had not taken into consideration the financial impact of the Transaction.

About Crystal Orange
Crystal Orange is a leading boutique hotel operator in China founded in 2006, headquartered in Beijing, with more than 100 hotels located primarily in tier 1 and tier 2 cities. Crystal’s three flagship brands address different segments of the market, namely “Crystal Orange Hotel”, “Orange Hotel Select” and “Orange Hotel”.

For more information about Crystal Orange, please visit its website: http://www.orangehotel.com.cn

About China Lodging Group, Limited
China Lodging Group, Limited is a leading hotel operator and franchisor in China under 12 brand names. As of March 31, 2017, the Company had 3,336 hotels or 335,900 rooms in operation in 369 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group’s brands include Hi Inn, HanTing Hotel, Elan Hotel, JI Hotel, Starway Hotel, Joya Hotel, and Manxin Hotel. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of March 31, 2017, China Lodging Group operates 23 percent of its hotel rooms under the lease and ownership model, 77 percent under manachise and franchise models.

For more information, please visit the Company's website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Tel: +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com